July 1, 2008

VIA EDGAR AND FAX (202) 772-9215

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention Mr. H. Christopher Owings

Re:  Pool Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 000-26640

Dear Mr. Owings:

This letter is in response to the comments received from the staff of the Commission by facsimile transmission on June 4, 2008.  In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 22

1.
We note your references on pages 1, 24, and 27 to the installed base of swimming pools.  Please tell us if this is a metric that management tracks.  If so, tell us how you considered quantifying your installed base of swimming pools to your investors and explaining how this measure is calculated, as this would appear to provide important context in understanding trends in revenues related to sales of non-discretionary products.  We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are unique to and necessary for an understanding and evaluation of the individual company.  We further remind you that these key variables and other factors may be non-financial.  Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

We monitor the domestic installed base of swimming pools based on an annual report provided by an outside market research firm.  Due to the timing of the publication of the report from the outside market research firm and the deadline for filing our annual report on Form 10-K, management may make estimates of the changes in the installed base of pools for the most recent fiscal year. These estimates are based on information we gather related to (1) new pool construction activity (based primarily on new pool permit data in key markets where available) and (2) our estimates of the number of pools taken out of service.  Since annual pool builds and installations have historically outpaced the number of pools taken out of service, our industry has experienced continued growth of the installed base of pools.

In future filings, we will disclose quantitative historical information related to the installed base of pools as follows:

A.
charts that quantify the historical installed base of in-ground pools and above-ground pools based on the reports from the outside research firm, to the extent available, and our estimates for the most recent fiscal year (within the “Our Industry” discussion under Part 1, Item 1 of Form 10-K); and

B.	estimates of the percentage changes in the installed base when we discuss comparisons of maintenance, repair and replacement product sales between annual periods in MD&A.

2.
We note your analysis of the change in net sales at the top of page 24.  To the extent that the product line sales mix changes materially from period to period, please quantify and further analyze those sales mix changes in MD&A.  For example, we note your disclosures here and on page 3 that the percentage from non-discretionary items, such as maintenance products and repair and replacement parts, to total revenues is increasing due to the current economic environment.  Given this, we believe quantification and analysis of these changes in sales mix would be an important part of providing your investors with a view of the company through the eyes of management.

Response:

Because our sales can be attributed to either maintenance, repair and replacement (MRR) or new pool and irrigation construction, we make, from time to time, general estimates of the amount of net sales attributable to each of these two activities.  Many of the products we sell are used both for new construction and for MRR, and therefore we are unable to precisely quantify our sales attributable to each of these two types of activities.  We make our estimates for the approximate sales amounts for these categories by reviewing data from different sources, such as pool construction permit data, information from our customers and vendors and sales trends for some products that we believe are used almost exclusively in new construction or almost exclusively in MRR.

As discussed on page 17 under “Current Trends”, we disclose that the majority of our sales are related to MRR activities and that, based on our estimates, less than 40% of our sales are tied to new pool or irrigation construction.  Since we are not able to track sales of these products by customer type (or other similar measures) to determine whether products are purchased for MRR or construction activities, we do not report changes in our consolidated sales based on these two product groups.  As such, we generally describe our estimates for increases or decreases in our total MRR product sales or our total construction product sales by use of terms such as “slight”, “moderate”, or “significant” in order to provide investors with an understanding of our sales mix changes.

We believe that our MD&A discussion includes a thorough analysis of the factors that impacted sales mix changes for our MRR products and construction related products between 2006 and 2007.  Please see the references to our analysis below.

We provided a detailed discussion of the factors that resulted in sales decreases for sales of construction related products as discussed below:

A.
On page 17 under “Current Trends”, we include a detailed analysis of how the current economic conditions and unfavorable weather conditions negatively impacted construction activities in 2007.  We also discuss the factors that help mitigate the impact of these trends on our sales of construction related products.  We have quantified each of these factors that we can reasonably estimate.

B.
We discussed estimates related to pool units constructed and new swimming pool construction permits to provide context for the decrease in construction activities in our industry.  This included our estimates for the decrease in the number of pools constructed between 2005 and 2007 (page 17) and discussion of the significant declines in new pool construction permits experienced in our key markets during 2007 (pages 16 and page 24).  Both of these measures are based on estimates provided by various third parties.   In the case of pool permit data, this information generally provides a good indication of construction activity but it is not provided on a consistent basis and is only available for certain states and/or metropolitan areas.

C.	On pages 16 and 24, we quantify the decrease between periods in sales of our complementary products, which are sold primarily through the new pool construction markets as discussed on page 16.

We provided a list of relevant factors related to sales increases for MRR products on page 24.

3.
In future filings, when you list multiple factors that contributed to changes in an income statement line item, please quantify the impact of each factor that you discuss, if possible, to provide your readers with better insight into the relative weighs of each factor.  For example, when discussing the increase in operating expenses, please quantify the amounts that each of the five distinct factors contributed to that increase.

Response:

When we provide a list of multiple factors that contributed to changes in income statement line items, we list the factors based on what we believe is the order of magnitude to provide insight into the relative weight of each factor.  In future filings, we will also quantify the impact of each material factor discussed to the extent that we either (1) know the amount or (2) are able to provide a reasonable estimate of the impact based on available information.  If it is not possible to quantify one or more of the factors discussed, we will disclose that we are listing the factors in order of their estimated magnitude.

4.	Please also apply the above MD&A comments to your Forms 10-Q.

Response:

We will apply the above MD&A comments and responses to our future Form 10-Q filings, if applicable.

Contractual Obligations, page 32

5.
We note you have minimum purchase requirements under vendor agreements, primarily related to chemicals.  We also note that these requirements are either based on a percentage of your total purchases for a product category or a minimum number of pounds of chemicals at prevailing market prices.  Since the amounts are not reasonably estimable as of December 31, 2007 due to unknown variables, please consider disclosing the minimum number of pounds of chemicals you are obligated to purchase and the minimum and maximum range of price(s) for those chemicals during the most recent year to provide your readers with some context around these obligations.

       Response:

During 2007, we had one vendor agreement that required us to purchase a minimum number of pounds of chemicals over a one year period at varying prices.  This agreement had a minimum potential aggregate purchase price of $11.0 million after rebates, which represented less than 10% of our total annual chemical purchases and less than 1% of our total annual consolidated purchases.  Currently, we do not have any remaining agreements that require us to purchase a fixed or minimum product quantity.  If we enter into similar agreements that are material in the future, we will disclose the minimum potential aggregate purchase price in our contractual obligations table.

6.
We note your statement that the debt in your contractual obligations table does not include estimated future interest expense.  Based on your statements of income, your interest expense appears to represent a material contractual obligation; as such, it appears you should include this obligation in your disclosures under Item 303 (a)(5) of Regulation S-K.  Please disclose your interest obligations using the same periods (e.g. less than one year, one to three years) seen in the table, as we believe this provides valuable information to your investors about your future contractual obligations.  Where your interest is variable, we will not object to estimations of your future interest expense along with an explanation of your estimation methodology, such as using the actual interest rate in effect at the most recent year-end.  Refer to footnote 46 in our Release 33-8350.

        Response:

In future filings, we will disclose our estimated interest expense obligations as a footnote to our contractual obligations table (using the same periods shown in the table) with an explanation of our methodology and assumptions for calculating the estimated interest obligations on our variable rate debt.

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 41

Note 1 – Organization and Summary of Significant Accounting Policies – Segment Reporting, page 41

7.
We note that you sell several categories and types of products.  Please supplementally provide to us, and disclose to your investors, the product line revenue disclosures required by paragraph 37 of SFAS 131 for each period presented.  Based on your disclosure on page 3, it appears that your product lines may be similar to the following:

•	Maintenance products such as chemicals, supplies and pool accessories
•	Repair and replacement parts for cleaners, filters, heaters, pumps and lights
•	Packaged pool kits including walls, liners, braces and coping for in-ground and above-ground pools
•	Pool equipment and components for new pool construction and the remodeling of existing pools
•	Irrigation and landscape products, including professional lawn care equipment
•	Complementary products, including building materials used for pools installations and remodeling, such as concrete, plumbing and electrical components and pool surface and decking materials
•	Complementary products, including discretionary recreational and related outdoor lifestyle products, such as pool toys and games, outdoor furniture and grills.

Response:

The product groupings and example product types disclosed on page 3 are intended to provide investors with a general understanding of the principal products we sell. We do not track and monitor our sales by each of these general product groupings.

We track and monitor the majority of our sales by various product lines and product categories. We do so primarily for consideration in various incentive plan programs, as well as to provide support for sales and marketing efforts. We currently have over 300 product lines and over 40 product categories.  Our product categories are made up of groups of similar product lines that are each comprised of similar stock keeping units (SKUs).  We determined that it is impracticable for financial statement purposes to report our sales by groups of similar products based on the following:

A.	the number of product lines and product categories we have;
B.	the fact that we do not track sales by product lines and product categories on a consolidated basis;
C.	the general purposes for which these items are tracked; and
D.	the fact that we make ongoing changes to how products are classified within these groups to suit various internal reporting requirements.

We note that paragraph 37 of FAS 131 states that “If providing the information is impracticable, that fact shall be disclosed.”  In future filings, we will add the following disclosure to our discussion of segment reporting under Note 1 of Notes to Consolidated Financial Statements:

“Based on the number of product lines and product categories we have, the fact that we do not track sales by product lines and product categories on a consolidated basis and the fact that we make ongoing changes to how products are classified within these groups, it is impracticable to report our sales by product category.”

8.
Based on your disclosures, it appears that you consider each of your sales centers to be an operating segment under SFAS 131.  If our understanding is correct, please explain to us in more detail how you determined it was appropriate to aggregate all of your operating segments into a single reportable segment in accordance with the guidance in paragraph 17 of SFAS 131 and EITF 04-10.  In this regard, we note from your disclosure on page 4 that the sales centers in your SCP and Superior networks distribute swimming pool supplies, equipment and related leisure products and the sales centers in your Horizon network distribute irrigation and landscape products.  Based on your disclosures elsewhere in the filing, it is unclear to us that your irrigation and landscape products have similar long-term average gross margins when compared to your swimming pool supplies, equipment and related leisure products, particularly in the current challenging economic environment.   Please advise.

Response:

Your understanding is correct.  Since our Chief Operating Decision Maker (CODM) regularly reviews results at the sales center level and makes decisions about how to allocate resources primarily on a sales center-by-sales center basis, we determined that our individual sales centers constitute our operating segments.

We evaluated whether sales centers meet the aggregation criteria for a single reportable segment reflecting our total consolidated results.  In evaluating whether all of our sales centers have similar economic characteristics and are similar in each of the five criteria listed in pph. 17, we considered the following:

A.	Economic Characteristics:
While our sales centers are spread across a number of markets throughout North America and Europe, each of our sales centers operates under similar economic characteristics as demonstrated by the following:

i.	similar gross margins for mature sales centers (including our expectations for future gross margins related to new or recently acquired sales centers);
ii.	similar socioeconomic trends in our industry (refer to our discussion on page 1 of our Form 10-K); and
iii.	similar seasonal impacts based on peak months of swimming pool use and installation / landscape installations and maintenance.

B.	Business Activities:

i.
Each of our sales centers distributes similar products, consisting of some combination of swimming pool, irrigation and landscape and/or related outdoor leisure products and supplies.  While our sales centers have a primary business focus based on their distribution network (swimming pool or irrigation/landscape industry), each sales center distributes a wide range of products and supplies that crossover these related industries.  Our gross margins for swimming pool supplies, equipment and related leisure products are similar to our gross margins for irrigation and landscape products. In both full fiscal years since our acquisition of Horizon Distributors, Inc. in October 2005, our total year to date gross margins for swimming pool supplies, equipment and related leisure products have been within 90 basis points of our total year to date gross margins for irrigation and landscape products.  We expect that these products will continue to have similar gross margins in the future.

ii.	Each of our sales centers operate as wholesale distributors.
iii.	Each of our sales centers distributes products to a similar group of customer types consisting primarily of professional builders, contractors, maintenance companies, and/or retail stores.
iv.
Each of our sales centers use the same distribution methods, with product delivered on-site to walk-in customers, product delivered directly to customers using Company owned or leased vehicles and product shipped to customers by third-party carriers.

v.
Each of our sales centers operate in the same regulatory environment (i.e. regulations governing the packaging, labeling, handling, transportation, storage and sale of pool chemicals and landscape chemicals and fertilizers).

Since all of our sales centers share these characteristics, we determined that we meet the requirements for aggregating all of these sales centers into a single reportable segment.

Note 7 – Share-Based Compensation, page 53

9.
We note your disclosure on page 55 concerning unrecognized compensation expense related to nonvested restricted stock and the weighted average period over which it is expected to be recognized.  Please tell us what consideration you gave to making a similar disclosure for your nonvested stock options.  Refer to paragraph A240(h) of SFAS 123R.

Response:

In future filings, we will include a similar disclosure of total unrecognized compensation expense and the weighted average period over which it is expected to be recognized for our nonvested stock option awards.

10.
We read on page 55 that in 2006, you modified certain stock option agreements to reflect the proper grant dates and exercise prices, and that this had no material impact.  We have the following comments:

•	Please explain to us in reasonable detail the circumstances that led to these modifications, including how you discovered that the stock options agreements were improperly dated.
•	Please explain to us how you determined the proper grant dates and exercise prices.
•	Please quantify for us the impact of these modifications on your financial statements.
•	Please tell us how you determined that no other stock option awards had incorrect grant dates or exercise prices.

Response:

In Spring 2006, in light of the press reports on public company stock option practices, we elected to conduct an internal review of our annual stock option grants since our initial public offering in 1995.  During this review, we identified certain issues with a limited number of historical grants, including instances in which the grant dates and exercise prices approved by our Compensation Committee for certain annual option grants differed from the grant dates and option exercise prices set forth in the respective stock option agreements for such grants.  As a result, we modified these stock option agreements to reflect the proper grant dates and exercise prices.  On August 9, 2006, we issued a press release and filed a Form 8-K announcing, among other items, the results of our stock option grant review.  Based upon our review, we concluded that there was no material impact to our prior period financial statements and as such, we were not required to restate our previously filed financial statements.

For context, it is important to note that with our adoption of FAS 123R on January 1, 2006, we elected to use the modified-retrospective transition method.  As such, we adjusted all prior period financials (1996-2005) to reflect share-based compensation expense under FAS 123R.  Upon completion of our review, we determined that the reduction in retained earnings as a result of additional non-cash share-based compensation expense identified pursuant to the review would be approximately $898,000 (pre-tax) or less than 1% of retained earnings as of December 31, 2005.

Our review procedures included, among other things, the following:

A.
A detailed analysis of all options granted under our Stock Option Programs, including all grants issued to officers and directors, and review of the approvals for options granted under those programs in the Board of Director and/or Compensation Committee Minutes on record. This included comparing the price as of the Compensation Committee Meeting date to the exercise price of the options awarded and included in the Company’s stock options system used to track stock option awards. The review did not include individual interim grants to non-officer and non-director new hires (i.e., rank and file), which would have varying grant dates that generally coincide with the employees’ start date. These grants were not included in the scope of this review because they are not significant in number.

B.
Detailed internal audit procedures were conducted on the schedule of all annual awards as prepared by human resources, including tying the approvals back to the minutes, verifying the stock prices and tying total grant amounts back to the stock option system.

C.
Review of all Section 16 filings since 1996, including review of the authorization in the Compensation Committee minutes, agreeing the amount authorized in aggregate, as well as, by individual Section 16 filer to the accounting system, review of the actual stock option agreement and review of the Section 16 filings.

D.
Detailed re-calculation of the fair value impact of the difference in the option grants for which the measurement date was modified and assessment of any impact under the provisions of Section 162(m) and 409A of the Internal Revenue Code.

E.	Assessment of the impact under our internal control environment, since the adoption of provisions of Sarbanes Oxley 404.
F.
Discussions with our Board of Directors, the Audit Committee and Compensation Committee of our Board of Directors, management, our outside advisors and our independent registered public accounting firm.

Upon completion of our review, we determined that certain employee stock options awarded in 1997, 2001 and 2002 were dated on a date other than the date their issuance was approved by the Board of Directors or Compensation Committee. In particular, there was one instance where the measurement date was before the approval date; there was one instance where the measurement date was subsequent to the approval date; and there was one instance where the measurement date, which was approved by the Compensation Committee, was before the approval date. Additionally, it was noted that there were some inconsistencies in the selection of the measurement date as the close price on either the date prior to the meeting or on the date of the meeting.

Our original FAS 123 fair value estimates for these options were based on a strike price different than the stock price on the authorized grant date.  Therefore, we calculated a new estimated fair value for these options based on the stock price at the authorized grant date.  The difference between these fair value amounts was $0.88 for the 1997 grant, $1.61 for the 2001 grant and $0.68 for the 2002 grant.  Based on the number of shares granted, we calculated additional share-based compensation expense of approximately $58,000 in 1997, $602,000 in 2001 and $238,000 in 2002.  The total estimated cumulative impact to retained earnings is approximately $898,000 ($539,000 after-tax).

With respect to director stock option awards, we determined that in 1999 and 2002 there were differences from one to two days from the date of the annual meeting to the date and price used in the underlying stock option agreements.  The impact of the differences in the fair value for these grants would be additional expense of $14,000 and $21,000, respectively.

Upon completion of our review procedures, we concluded that the impact on accounting and reporting is immaterial based on our evaluation using SAB 99 that includes both qualitative and quantitative factors regarding our financial statements. We considered the impact to the financial statements in the years these options were granted, the periods over which these options vested, as well as, the cumulative impact on retained earnings.

In conjunction with the filing of our August 2006 press release, we voluntarily contacted the Commission and advised the Staff of our review and findings.  The Staff informally requested documents from us on a voluntary basis, which we provided, and on or about June 28, 2007, Ms. Scarboro, Associate Director of the Commission, notified us by letter that the Commission completed its review and did not intend to recommend any enforcement action.

Item 9A. Controls and Procedures, page 67

11.
We note that your officers concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in your annual report was recorded, processed, summarized and reported accurately and within the time periods specified within the SEC’s rules and instructions for Form 10-K.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:

In future filings, we will revise the first paragraph of our disclosure under Part II, Item 9A of our Form 10-K and Part I, Item 4 of our Forms 10-Q to read as follows:

“The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Act).  The rules refer to the controls and other procedures designed to ensure that information required to be disclosed in reports that we file or submit under the Act is (1) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  As of [the end of the period covered by this report], management, including the CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, management, including the CEO and CFO, concluded that as of [the end of the period covered by this report], our disclosure controls and procedures were effective.”

Form 8-K filed April 24, 2008

12.	We note your use of a non-GAAP measure you call “EBITDA” under Item 2.02 of the Form 8-K noted above and have the following comments:

•
Since the measure you refer to as EBITDA excludes items in addition to what is acronym suggests, please revise the title of the measure you present.  See our response to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•
We read that you consider EBITDA an important indicator of the operational strength and performance of your business, including the ability to provide cash flows to fund growth, service debt and pay dividends.  Given your reference to cash flows, it is unclear to us whether you are using this measure as a performance measure or a liquidity measure.  We remind you that if you use this measure as a liquidity measure, you should reconcile this measure to your cash flows generated by operating activities or another appropriate GAAP measure from your statement of cash flows.  See footnote 26 to our Release 33-8176.

•
If you use this measure as a performance measure, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i) (C) and (D) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.  Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.  For example, it is unclear to us why depreciation and amortization of fixed assets and intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue.  Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.  Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G.

•	If you propose to change your disclosures in the future, please show us how your disclosures will be revised.

Response:

In future filings, under Item 2.02 on Forms 8-K furnished to the commission, we will refer to the non-GAAP measure in question as Adjusted EBITDA and define it as net income or net loss plus interest expense, income taxes, depreciation, amortization and share-based compensation.

We use and present Adjusted EBITDA primarily as a liquidity measure.  We will provide a reconciliation of Adjusted EBITDA to cash flows generated by operating activities in our future earnings press releases, which are furnished as exhibits to our Form 8-K with respect to Item 2.02. We have included our revised disclosure below (shown for the three month periods ended March 31, 2008 and March 31, 2007):

“We define Adjusted EBITDA as net income or net loss plus interest expense, income taxes, depreciation, amortization and share-based compensation.  Adjusted EBITDA is not a measure of cash flow or liquidity as determined by generally accepted accounting principles (GAAP).  We have included Adjusted EBITDA as a supplemental disclosure because we believe that it is widely used by our investors, industry analysts and others as a useful supplemental liquidity measure in conjunction with cash flows provided by (used in) operating activities to help investors understand our ability to provide cash flows to fund growth, service debt and pay dividends as well as compare our cash flow generating capacity from year to year.

We believe Adjusted EBITDA should be considered in addition to, not as a substitute for, operating income, net income or loss, cash flows provided by (used in) operating, investing, and financing activities or other income statement or cash flow statement line items reported in accordance with GAAP. Other companies may calculate Adjusted EBITDA differently than we do, which may limit its usefulness as a comparative measure.”

The table below presents a reconciliation of net income (loss) to Adjusted EBITDA.

(Unaudited)	Three Months Ended
(In thousands)	March 31,
	2008	2007
Net income (loss)	$(3,184)	$1,354
Add:
Interest expense, net	5,024	4,519
Provision (benefit) for income taxes	(1,089)	1,588
Income tax benefit on equity losses	(1,002)	(816)
Share-based compensation	2,270	1,543
Depreciation	2,387	2,184
Amortization (1)	953	1,170
Adjusted EBITDA	$5,359	$11,542

              (1)  Excludes amortization of deferred financing costs included in interest expense, net

The table below presents a reconciliation of Adjusted EBITDA to cash flow used in operating activities.

(Unaudited)	Three Months Ended
(In thousands)	March 31,
	2008	2007
Adjusted EBITDA	$5,359	$11,542
Add:
Interest expense, net (1)	(4,913)	(4,469)
Provision (benefit) for income taxes	1,089	(1,588)
Income tax benefit on equity losses	1,002	816
Excess tax benefits on share-based compensation	(1,540)	(2,834)
Equity losses in unconsolidated investments	2,446	1,987
Other	(2,612)	(1,920)
Change in operating assets and liabilities	(16,271)	(16,841)
Net cash used in operating activities	$(15,440)	$(13,307)

              (1)  Excludes amortization of deferred financing costs of $111 and $50 for the three months ended March 31, 2008 and March 31, 2007, respectively.
               This non-cash expense is included in Interest expense, net on the Consolidated Statements of Income.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 13

Base Salary, page 15

13.
We note your indication that you target total executive compensation and total cash compensation at the adjusted peer group’s median compensation for similar positions.  In future filings, please tell use how you adjust this amount.

Response:

In future filings, we will explain any adjustments to our peer group’s median compensation.  For example, we may adjust the peer group compensation to exclude any non-routine or extraordinary compensation components, such as relocation reimbursement.

Annual Cash Incentive, page 16

14.
In future filings, please disclose how you arrived at the amounts reflected in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table based upon the 2007 targets presented here.  We note your indication that the Committee exercised discretion in awarding your executive officers approximately 10% to 20% of base salary above the calculated bonus levels for the 2007 annual bonus plan.  Clearly state which, if any, of the financial measures were met and/or if the amounts paid represent satisfaction of the individual’s business objectives.

Response:

In future filings, we will disclose how we arrived at the amounts reflected in the Non-Equity Incentive Plan Compensation column of our Summary Compensation Table.  In particular, we will state the portion of which, if any, relates to the financial measures met and/or the portions that represent amounts related to satisfaction of the individual’s business objectives and the portion, if any, that was derived from the Compensation Committee’s discretion.

15.
We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive in 2008.  In future filings, please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b).  If disclosure of the stock price would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  See Item 402(b)(2)(v) of Regulation S-K.  Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Response:

With respect to the Staff’s comment to provide a quantitative discussion of the specific terms of the necessary targets to be achieved for our named executive officers to earn their annual cash incentive in 2008, we respectfully submit that disclosure of 2008 information would not help an investor understand the compensation paid to our named executive officers in 2007 and therefore, pursuant to Instruction 2 of Item 402(b) of Regulation S-K, we have not included such disclosure.  Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides in pertinent part that the compensation discussion and analysis should cover actions regarding executive compensation only insofar as such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”   We do not believe that disclosure of the 2008 performance target information will enhance investor understanding of our 2007 named executive officers’ cash incentive as they are not related.  The 2008 annual cash incentive targets were not considered by our Compensation Committee with respect to the calculation or determination of our named executives’ 2007 annual cash incentive.  Moreover, we respectfully submit that such disclosure would likely cause investor confusion given that the annual cash incentive disclosed in the compensation tables concerns the 2007 annual incentive plan.  Consistent with the Commission’s requirements, we intend to discuss our 2008 annual cash incentive targets in our 2009 proxy statement.

Long-Term Non-Equity Incentive, page 17

16.
In future filings, please elaborate upon your discussion to explain what the terms of the new Program are and what specific earnings objectives are assessed for purposes of incentives under this plan.  In doing so, please discuss how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation.  See item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Response:

In future filings, we will explain the terms of our new Strategic Plan Incentive Program, including specified earnings objectives related to grants under the Program, how we determine the amounts to pay and our policies for allocating between long-term and currently paid out compensation.

Executive Compensation, page 20

Summary Compensation Table, page 20

17.
We refer you to Release 33-8732A, Section II.B.1.  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, Mr. Perez De La Mesa received option awards that were significantly higher than the amount received by the other named executive officers.  We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Response:

We respectfully submit that there are no material differences in the compensation policies applied to our chief executive officer, Mr. Perez de la Mesa, (CEO) as compared to our other 2007 named executive officers.  As discussed on page 14 of our proxy statement, we believe that at-risk compensation should rise as an employee’s responsibility increases.  Further, compensation components are compared in the aggregate and individually against our peer group. While the difference in the amount of options awarded to our CEO may materially differ from the amount awarded to our named executive officers, this does not represent a material difference in compensation policies.

With regard to the differences in amounts awarded, in 2007, our CEO received additional base salary and non-qualified stock option awards as compared to our other named executive officers in recognition of his substantially greater responsibilities.  Our CEO’s duties and responsibilities encompass all aspects of the Company’s management and operations and are greater in scope and collectively more significant in nature than those of any other named executive officer. With the exception of our CEO, the differences in amounts of compensation awarded to named executive officers in 2007 are immaterial.   In future filings, we will provide additional disclosure identifying and explaining material differences in compensation between our CEO and our other named executive officers as well as any material differences between our other named executive officers to the extent any such differences should arise.

18.
In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure such as why some executives are entitled to annual salary increases and others to merit increases.  See Item 402(e) of Regulation S-K.

Response:

In future filings, we will include in our narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation.  As discussed in our Response to Comment No. 17 above, we will further provide disclosure of any material differences in compensation structure among our named executive officers, if any.

Certain Relationships and Related Transactions, page 31

19.
In future filings, please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  See Item 404(b) of Regulation S-K.

Response:

In future filings, we will revise our disclosure to provide the following in a separate paragraph under the heading of “Certain Relationships and Related Transactions”:

“Our policy for transactions with related persons is included within our written Audit Committee Charter.  Our Audit Committee Charter requires that the Audit Committee review and approve all related person transactions of the type that would be required to be disclosed in this proxy statement and as may otherwise be required by NASDAQ.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing.  If you have any questions or comments, please call me at your convenience at 985-801-5702.

Sincerely,

/s/ Mark W. Joslin
        Mark W. Joslin
        Vice President, Chief Financial Officer